UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIRST MERCURY FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320841 10 9

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]Rule 13d-1(b)
[	]Rule 13d-1(c)
[ X ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 320841 10 9 Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) Glencoe Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER None
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 320841 10 9 Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) FMFC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER None
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 320841 10 9	Schedule 13G

Item 1.

(a)	Name of Issuer:

First Mercury Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices:

29110 Inkster Road, Southfield, Michigan 48034

Item 2.
(a)	Name of person filing:

Glencoe Capital, LLC
FMFC Holdings, LLC

(b)	Address of principal business office or, if none, residence:

222 West Adams Street, Suite 1000 Chicago, Illinois 60606

(c)	Citizenship:	U.S.A.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	320841 10 9

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

See cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Items 6 - 10.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2008.

GLENCOE CAPITAL, LLC

By: /s/ Louis J. Manetti
Name: Louis J. Manetti
Title: Managing Director

FMFC HOLDINGS, LLC

By: Glencoe Capital, LLC
Its: Manager

By: /s/ Louis J. Manetti
Name: Louis J. Manetti
Title: Managing Director